

Mail Stop 3561

December 29, 2009

Mr. Kevin Nichols
Chief Executive Officer
Essense Water, Inc.
3638 N Rancho Drive
Las Vegas, Nevada 89130

>   **Re: Essense Water, Inc.**
>   **Form S-1/A**
>   **Filed December 10, 2009**
>   **File No. 333-162824**

Dear Mr. Nichols:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed December 10, 2009

Prospectus Summary, page 1

1.   We note your response to comment four from our letter dated November 25, 2009. Please add summary disclosure that you will need to raise at least $20,000 through this offering to satisfy your cash requirements for the next 12 months, as indicated on page 24. Revise your prospectus to clarify your plans if you are unable to raise $20,000 in this offering.

Termination of the Offering, page 2

2.   Your summary disclosure continues to provide for an unspecified termination date to the offering, as it indicates that the offering may conclude only when all 8 million shares have been sold, which could be indefinite. Also, you say on page 25 that you believe the offering could take "up to 90 days," which does not account for your discretion to extend the offering another 90 days.   Please revise your filing to provide consistent disclosure regarding the offering period. Refer to our prior comment five.

Risk Factors, page 3

3.   Please expand the first risk factor on page five to explain and specifically address Mr. Nichols' "limited experience" establishing and growing a company such as Essense. Add disclosure to the discussion of Mr. Nichols' business experience on page 27. In your discussion, identify the prior company or companies Mr. Nichols has established, and explain the similarities to Essense.

4.   Please expand the first risk factor on page nine or the third risk factor on page 10 to address the consequences to the company if you are unable to raise $20,000 in this offering.

Use of Proceeds, page 13

5.   We note your response to our prior comment 10. Please add tabular disclosure indicating the amount anticipated to be used to repay Mr. Nichols.

6.   We note your disclosure that you reserve the right to change the use of proceeds. Please provide the information required by Instruction 7 to Item 504 of Regulation S-K. Refer to our prior comment 12.

Description of Business, page 19

Background, page 19

7.   We note your response to our prior comment 17 and disclosure on page 19 that you will develop a product and formula yourself. Please revise your filing, where appropriate, to provide more details regarding your product development process. For example, disclose what sort of facilities and equipment will be used, how the product will be tested, etc. We note the disclosure on page 23 that you do not anticipate hiring any employees in the next 12 months. Please revise to clarify, if true, that Mr. Nichols will conduct all of the product development himself.

Description of Property, page 23

8.   We note your response to prior comment 19, and we reissue the comment.
        Describe the general character of your property. Refer to Item 102 of Regulation
        S-K. In your discussion, address the property requirements for your product
        development.

Management's Discussion and Analysis or Plan of Operation, page 24

9.   We note your response to our prior comment 22, and we reissue the comment.
        Please provide additional disclosure explaining how the nature and extent of your
        business activities will be affected by the level of proceeds received in the offering.

10.   Please provide your basis for the statement on page 24 that "[f]unding from this
        offering will allow [you] to continue with [your] business model and begin
        operations." Reconcile this disclosure with the last paragraph on page 24, which
        indicates you will need to raise at least $20,000 to meet your cash requirements for
        12 months.

Plan of Operation, page 24

11.   We reissue our prior comment 23. Please disclose the minimum proceeds from this
        offering necessary to satisfy your cash requirements for the next 12 months.

12.   Please revise to explain the first paragraph on page 25. Do you mean to imply that
        if you are unable to raise the maximum amount in your offering, you will not be
        able to "realistically" move forth with your operations? If so, your filing should be
        revised accordingly.

13.   Additionally, we note that the first paragraph on page 25 indicates that you will not
        need to raise additional capital over the next 12 months if you raise the maximum
        amount in your offering. If you will need to raise additional capital in the next 12
        months if you do not raise the maximum, this should be made clear throughout
        your filing. Please revise.

Directors, Executive Officers, Promoters, and Control Persons, page 27

14.   We note your response to our prior comment 26. Please provide more specifics
        regarding Mr. Nichols' business experience, and identify the name of Mr. Nichols'
        principal employers or consulting businesses during the past five years. Refer to
        Item 401(e) of Regulation S-K.

15.   We note your response to our prior comment 27, and we reissue the comment. Mr.
        Nichols' management and controlling shareholder positions with current and prior
        reporting companies should be disclosed, as well as the business plan and current

status of operation for each company, and their filing status and prior or current filing delinquencies. Add appropriate risk factor disclosure.

Exhibits, II-2

16.   We note your disclosure that you previously filed the consent of Seale & Beers, CPAs in the Form S-1 filed on November 3, 2009. Please revise your registration statement to include a currently dated consent.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mr. Jeffrey Nichols, Esq.
        fax: (800) 778-3290